FORM 6-K/A
                                (Amendment No. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  December 30, 2003                By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                           PeakSoft Multinet Corp.

                   2003 Third Quarter Financial Statements
                            (In Canadian Dollars)

                          Period Ending 30 June 2003

                           Revised 24 December 2003

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2003 and 2002
----------------------------------------------------------------------------------------------
                                                         Quarter        Quarter       Year
                                                          Ended          Ended        Ended
                                                         30 June        30 June     30 Sept.
                                                           2003          2002         2002
                                                            $              $            $
----------------------------------------------------------------------------------------------
Assets

     Current Assets:

     Cash                                                      666            917      48,043
     Accounts receivable                                         -            406         578
     Prepaids and deposits                                   5,000         16,287      16,810
     -----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                             5,666         17,610      65,431
----------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity

     Current liabilities:

     Accounts Payable and Accrued Liabilities            3,490,627      2,610,321   2,893,615
     Notes Payable                                       4,900,744      4,932,327   4,900,744
                                                        --------------------------------------

                                                         8,391,371      7,542,648   7,794,359


     Shareholders' Equity:

     Share capital                                       9,019,271      9,019,271   9,019,271

     Accumulated deficit                                17,404,976     16,544,309  16,748,199
     -----------------------------------------------------------------------------------------

                                                        (8,385,705)    (7,525,038) (7,728,928)

----------------------------------------------------------------------------------------------
                                                             5,666         17,610      65,431
----------------------------------------------------------------------------------------------

Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2003 and 2002
--------------------------------------------------------------------------------------------
                                               Quarter     Quarter    Nine Months Nine Months
                                                Ended       Ended       Ended       Ended
                                               June 30,    June 30,    June 30,    June 30,
                                                 2003       2002         2003        2002
                                                  $           $           $           $
--------------------------------------------------------------------------------------------
Sales                                                 -           -           -          33

Cost of goods sold                                    -           -           -           -

--------------------------------------------------------------------------------------------
                                                      -           -           -          33
Operating Expenses:
          General and administration            121,240     109,761     615,337     390,247
          Selling and marketing                       -           -           -           -
          Research and development                    -           -           -           -
          Amortization                                -           -           -           -
          ----------------------------------------------------------------------------------
                                                121,240     109,761     615,337     390,247

--------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted          (121,240)   (109,761)   (615,337)   (390,214)

Interest on short-term notes                    (90,719)    (90,718)   (272,157)   (272,155)

Debt settlement with creditors                        -           -     230,716           -

Earnings (loss) from operations                (211,959)   (200,479)   (656,777)   (662,369)


--------------------------------------------------------------------------------------------
Loss                                            211,959     200,479     656,777     662,369

Accumulated deficit, beginning of period     17,193,017  16,343,830  16,748,199  15,881,940

--------------------------------------------------------------------------------------------
Accumulated deficit, end of period           17,404,976  16,544,309  17,404,976  16,544,309
--------------------------------------------------------------------------------------------


Loss per common share                              0.06       0.05         0.17        0.17

Shares Outstanding                             3,830,974   3,830,974   3,830,974   3,830,974

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2003 and 2002
-------------------------------------------------------------------------------------
                                         Quarter     Quarter   Nine Months Nine Months
                                          Ended       Ended       Ended       Ended
                                         June 30,    June 30,    June 30,    June 30,
                                          2003        2002        2003        2002
                                            $           $           $           $
-------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
          Net earnings (loss)           (211,959)   (200,479)   (656,777)   (662,369)
          Items not involving cash:
               Amortization                    -           -           -           -

          Change in non-cash operating   230,098     199,303     614,250     692,351
               working capital
           ---------------------------------------------------------------------------
                                         (18,139)     (1,175)     42,527      29,982
          ---------------------------------------------------------------------------


Financing:
          Issuance of notes payable        7,500           -       7,500      30,000
          ---------------------------------------------------------------------------
                                           7,500           -       7,500
          ---------------------------------------------------------------------------
                                                           -                  30,000

-------------------------------------------------------------------------------------
Increase (decrease) in cash position      10,639      (1,175)    (50,027)        (18)

Cash, beginning of period                    571       2,092      48,043         935

-------------------------------------------------------------------------------------
Cash, end of period                          666         917         666         917
-------------------------------------------------------------------------------------

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facility.

1.    Continuing operations:
      These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.    Significant accounting policies:

      (a)   Principles of consolidation:
            The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary, PeakSoft Multinet Corp. USA. All significant inter-company transactions and balances have been eliminated on consolidation.

      (b)   Revenue recognition:
            Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

      (c)   Foreign currency translation:
            Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

      (d)   Research and development:
            Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

      (e)   Use of estimates:
            The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


            requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

       (f)  Financial instruments:
            The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3.    Notes payable:
                                                            2003        2002
                                                              $           $
                                                      --------------------------
      Notes payable bearing interest at 12% per annum
      with interest paid quarterly, and specific
      repayment terms.                                  4,900,744      4,932,327
                                                      ==========================
4.    Share capital:

      Authorized:

      Unlimited voting common shares without par value
                                                      Shares            Amount
                                                         #                 $
                                                      --------------------------

      Issued:
      Balance, 01 October 1994                            82,036        94,580
      Issued amount year ended 30 September 1995:
            Issued to founders                           293,018             -
            Issued for cash                              324,287       948,865
            Issue for services and technology             19,407        45,700
            Less share issuance costs                          -       (193,27)
      Issued amount year ended 30 September 1996:
            Issued for cash                              143,893       667,500
            Issued for services and technology           213,026     1,835,537
      Issued amount year ended 30 September 1997:
            Issued for cash                              443,158     2,496,498
            Issued for services and technology            11,855        75,969
            Less share issuance costs                          -      (191,916)
      Issued amount year ended 30 September 1998:
            Issued for cash                              211,497       623,281
      Issued amount year ended 30 September 1999:
            Issued for cash                            2,052,743     2,981,847
            Less share issuance costs                          -      (429,128)
      Issued amount year ended 30 September 2000:
            Issued for services                           36,054        63,816
                                                      --------------------------
      Balance, 30 September 2000 and 2001              3,830,974     9,019,271
                                                      ==========================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


5.    Fair value of financial instruments:
      The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

      (a)   Short-term financial assets and liabilities:
            The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

      (b)   Long-term financial liabilities:
            The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital.

6.    Loss per common share:
      Loss per common share is based on the weighted average number of common shares outstanding during the year.

7.    Loss on investment
      In the second quarter of fiscal year 2003, the company discovered that funds advanced to Peak.com, Inc. and to IncuLab, Inc. by some of the shareholders, on behalf of PeakSoft Multinet Corporation and that were to be repaid by PeakSoft Multinet Corporation, as loan repayment, had not been completely recorded on the Company's books.

      The advances were made toPeak.com between July and November 2000. These advances were reflected in a contingent debt conversion agreement with these shareholders dated for reference 1 August 2001. The Company was unable to verify the validity of the amounts of these advances until the forth quarter of fiscal year 2003.

      The Company acquired 89.5% of Peak.com, in November 2000, in exchange for certain fixed assets, a software license agreement and the assumption of US$410,000 in debt.

      As a part of the agreement to acquire an interest in IncuLab, Inc. through the sale of Peak.com to IncuLab, these same shareholders advanced additional funds directly to IncuLab on behalf of PeakSoft Multinet Corp., in order to acquire a greater interest in IncuLab. These advances were to be repaid by PeakSoft as loan repayment. During the second quarter of fiscal year 2003, the company discovered that these advances were also not completely recorded on the Company's books. These advances were reflected in a contingent debt conversion agreement with these shareholders dated for reference 1 August 2001. The Company was unable verify the validity of the amounts of these advances until the forth quarter of fiscal year 2003.

      The verification of the amounts of the advances to both Peak.com and IncuLab was accomplished during the forth quarter of fiscal year 2003 and found to be USD$1,023,090 in total,

      This total amount had been included in a contingent debt conversion agreement, with these shareholders, dated for reference 1 August 2001. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

      After the acquisition, management determined that IncuLab was not a going concern, nor would it be in the near future. As a result the investment was written off to the operating statement as a loss on investment.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


8.    Related party transactions:
      The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                   Period          Period
                                                   Ended           Ended
                                                   June 30, 2003   June 30, 2003
                                                      $                  $
                                                     USD               USD
                                                   -----------------------------
      Salaries to directors and officers (accrued)      188,751      181,698
      Benefits to directors and officers (accrued)       13,500       13,500
      Interest accrued on notes due to a shareholder    181,891      181,891
      Legal fees paid to a former employee                    0            0
                                                   -----------------------------
                                                        384,142      377,089

      At the end of the fiscal year of 30 September 2002, the Company had deferred funds of $75,000 from Alma Inc., a company incorporated in Japan. The funds were advanced by Alma Inc. in anticipation of a merger with PeakSoft Multinet Corp. With the authority of Alma Inc., the funds were used by PeakSoft to pay the expenses related to the anticipated merger over the last three quarters.

      These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

9.    United States GAAP reconciliation:
      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

      (a)   Loss and loss per share:
                                                        2003          2002
                                                          $             $
                                                   -----------------------------

      Loss in accordance with Canadian GAAP           (656,777)    (662,369)
      Difference in accounting for acquired
      research and development (note d)                      -            -
                                                   -----------------------------
      Loss in accordance with United States GAAP      (656,777)    (662,369)


      Loss per common share                             $ 0.17       $ 0.17
                                                   =============================
      Weighted average number of shares used
      for calculation                                3,830,974    3,830,974
                                                   =============================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


      (b)   Balance sheet:
            The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                 30 June 2003                30 June 2002
                           Canadian   United States  Canadian      United States
                             GAAP          GAAP         GAAP           GAAP
                              $             $            $              $
                        --------------------------------------------------------

      Accumulated deficit  17,404,976   16,582,747  16,544,309      15,722,080
                        ========================================================

      (c)   Statement of cash flows:
            Cash used in operations and cash provided by financing activities would decrease by 2003 - $ nil and 2002 - $ nil.

      (d)   Research and development:
            In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

      (e)   Stock based compensation:
            The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in the periods ended 30 June 2003 and in comparable periods in 2002 - nil and 2001 - nil.

            The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

      (f)   Taxation:
            For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)

                                                    Period          Period
                                                    Ended           Ended
                                                    30 June 2003    30 June 2002
                                                   -----------------------------
                                                       $                  $

            Loss - as reported                        656,777         662,369
            Loss - stock option value adjusted              -               -
            Loss per common share - as reported          0.17            0.17
            Loss per common share - adjusted             0.17            0.17

            The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                   Period           Period
                                                   Ended            Ended
                                                   30 June 2003     30 June 2002
                                                   -----------------------------

            Expected dividend yield                         0%             0%
            Expected stock price volatility                N/A           N/A%
            Risk-free interest rate                        N/A           N/A%
            Expected life of options                       N/A           N/A

            Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            The Company has deferred tax assets of approximately $8,500,000 (2001 - $7,150,000, 2000 - $6,500,000 and 1999 - $5,000,000) arising from losses carried forward. The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

10.   Commitments:
      There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

11.   Income taxes:
      The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,200,000 in the United States and CDN $7,700,000 in Canada

12.   Subsequent Events:
      Subsequent to the close of the period, the Company filed applications with the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission for revocation of the cease trade orders that had been issued against the Company in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Periods ended 30 June 2003 and 2002
(Unaudited - See Notice to Reader)


      On July 24, 2003 the Alberta Securities Commission issued an order granting the Company a partial revocation of the Cease Trade Order that it had issued in March 2002.

13.   Comparative figures:
      Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.






































  This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419           Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX Venture Exchange under symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President